GREAT-WEST
LIFECO INC.

04045121

September 21, 2004

RECEIVED
2004 SEP 23 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated September 14, 2004 announcing the closing of the Preferred Share Issue.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. Announces Closing of Offering

Winnipeg, September 14, 2004 – Great-West Lifeco Inc. today announced the closing of an offering of $300,000,000 of the Corporation's First Preferred Shares to a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and RBC Capital Markets. Lifeco announced the offering on August 25, 2004. The shares will be posted for trading on the Toronto Stock Exchange under the symbol "GWO.PR.G".

The 12,000,000 Non-Cumulative First Preferred Shares, Series G were priced at $25.00 and carry a 5.20% annual dividend. The proceeds of the issuance will be used by the Corporation to redeem its Class A Preferred Shares Series 1 and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its subsidiaries have more than $167 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

- 30 -

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5